Resource development and management



MINERAL
Resource discovery



GEOCONSTRUCTION
Soil stabilization and improvement



ENERGY
Resource services and development



A LEGACY OF STRENGTH. FOCUSED ON THE FUTURE.

Layne®

CORPORATE PROFILE

Layne Christensen, with its dominant position in water well drilling, is positioned incisively to benefit from the dwindling supply of accessible drinking water around the world. Its market leadership in the mineral exploration drilling industry, as well as strategic niche positions in geoconstruction and energy services, contribute important diversification and round out its wide array of service offerings. Recent forays into new markets such as coalbed methane extraction and water development and storage further elevate the company's potential growth profile.


5.7%
7.3%
7.3%
47.4%
32.3%
Water Revenue
Mineral Revenue
Geoconstruction Revenue
Energy Revenue
Products and Other Revenue

WATER RESOURCES

As the world's leading groundwater services company, Layne Christensen brings essential water resources to the surface. We provide complete services to select sites, design and develop water well fields, install pumps, treat water, and repair, maintain and remediate aquifers.

See page 4 for more information on Water Resources.


Water Revenue
(in millions)
$200
150
100
50
1998
1999
2000
2001
2002

Layne Christensen's largest business posted a 3.1% increase in revenue. More important, we achieved a strong increase in profitability.

MINERAL EXPLORATION

We provide both diamond and reverse circulation drilling services, and lead the world in two markets, Latin America and Africa. Gold and copper drive 80% of our mineral exploration business, and we also search for nickel, zinc and lead.

See page 6 for more information on Mineral Exploration.


Mineral Revenue
(in millions)
$200
150
100
50
1998
1999
2000
2001
2002

The downturn continued in the mineral exploration market. The impact on Layne Christensen's operations in the United States, Mexico and Australia contributed to a 9.6% decrease in combined revenue.

Includes 100% of our affiliates' revenues.

GEOCONSTRUCTION SERVICES

We improve the soil to allow construction on unstable sites. Our services include grouting, jet grouting, ground freezing and micro tunneling. Civil construction projects use our jet grouting and vibratory ground improvement services to enhance load-bearing soil characteristics.

See page 7 for more information on Geoconstruction Services.


Geoconstruction Revenue (in millions)
$40
30
20
10
1998
1999
2000
2001
2002

Although backlog strengthened at the end of the year, boding well for fiscal 2003, revenue declines could not be reversed for fiscal 2002. The result was a 29.0% revenue decrease.

Excludes revenues of $27 million and $3 million in 1998 and 1999 related to the Echo Bay Project in Northern Ontario.

ENERGY SERVICES AND PRODUCTION

We offer drilling and oilfield fishing services in the growing energy resources field, providing new and advanced technologies in this market. In fiscal 2003 we plan to develop and produce coalbed methane gas.

See page 7 for more information on Energy Services and Production.


Energy Revenue
(in millions)
$30
20
10
1998
1999
2000
2001
2002

Driven by increased oil and gas exploration in Canada plus increased oilfield fishing service activity, revenue jumped 27.2% in our energy division.

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	2002	2001	2000	1999	1998
Total revenue	$ 308,388	$ 313,993	$ 281,445	$ 284,248	$ 294,600
Operating income (loss)	6,100	(1,379)	(2,457)	6,996	19,294
Net income (loss)	1,078	(5,926)	(7,665)	1,201	11,427
Diluted earnings (loss) per share	0.09	(0.50)	(0.66)	0.10	1.09
Earnings before interest, taxes, depreciation and amortization (EBITDA)(1)	25,078	21,034	20,140	30,253	37,997
EBITDA as a percent of revenues	8.13 %	6.70 %	7.16 %	10.64 %	12.90 %
Total assets	202,342	233,868	245,335	251,503	242,852
Return on assets	0.49 %	(2.47)%	(3.09)%	0.49 %	5.93 %
Total stockholders' equity	95,892	93,925	106,840	113,270	114,259
Return on equity	1.14 %	(5.90)%	(6.96)%	1.06 %	12.92 %
Stock Price:					
High	8.88	6.13	12.38	17.63	24.25
Low	4.00	3.00	4.63	5.88	12.00
Number of Shares Outstanding	11,708	11,708	11,691	11,641	11,632

(1) EBITDA includes equity in earnings (losses) of foreign affiliates.

Total Revenues
(in thousands)


$350,000
300,000
250,000
200,000
150,000
100,000
50,000
1998
1999
2000
2001
2002

Increased revenues in water resources and energy services helped offset decreased revenues in mineral exploration and geoconstruction services, resulting in an overall 1.8% decrease in total revenues.

Net Income
(in thousands)


$12,000
10,000
8,000
6,000
4,000
2,000
-2,000
-4,000
-6,000
-8,000
1998
1999
2000
2001
2002

Layne Christensen returned to profitability after two years of losses. Higher margins and reduced interest expense contributed to achieving net income of $1.1 million.

Diluted Earnings Per Share
(in dollars)


$1.2
1.0
0.8
0.6
0.4
0.2
-0.2
-0.4
-0.6
-0.8
1998
1999
2000
2001
2002

Our earnings of $0.09 per share compared to a loss of $0.50 per share the year before. Equally noteworthy, we reduced our debt by $27.6 million over the prior fiscal year.

EBITDA
(in thousands)


$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
1998
1999
2000
2001
2002

Layne Christensen's EBITDA reached $25.1 million. This increase of 19.2% was a significant improvement over the prior fiscal year.

CONTENTS

2002

In 2002, the company emerged from two difficult years and achieved improved results. Fiscal 2003 will be mixed – a slower first half with better second half prospects. Unless the global economy deteriorates further, we hope to accomplish our operational goals in fiscal 2003 and maintain profitability. If we can capitalize on water and energy segment opportunities and if mineral exploration spending begins to recover, fiscal 2004 should be a strong year.

DEAR STOCKHOLDERS

Fiscal 2002 will be recorded as a crucial year in Layne Christensen's public life. The company generated a profit of $0.09 per share after two difficult years with losses totaling $1.16 per share. Just as important, we dramatically reduced our debt by $27,571,000 over last year, with debt to stockholders' equity at 35.8%, the lowest in seven years. We achieved these results despite the global economic recession.

Gross profit was $83,937,000, or 27.2%, versus gross profit for the prior year of $78,715,000, or 25.1%. This was the company's highest gross profit percentage recorded since 1999. Net income, benefiting from higher margins and reduced interest expense from lowered debt and interest rates, totaled $1,078,000 versus a prior year loss of $5,926,000.

WATER RESOURCE BUSINESS PACES EARNINGS

Layne Christensen had a banner year in our largest business, water resources. Our leadership in the groundwater industry allowed us to raise and maintain prices. Achieving higher margins during the most difficult U.S. economic environment since 1991 proves our market strength. Our field crews did an outstanding job, making this one of the most trouble-free years for field operations in my tenure.

Our performance in mineral exploration, Layne Christensen's second largest business, also improved despite record low spending by mining companies. Business share in our primary markets significantly outpaced the competition. We lead the world in mineral exploration – reinforced by the fact that we improved earnings while the market shrank to only 36% of its size at the exploration spending peak in 1997.

Geoconstruction services, our fastest growing business for many years, hit its first "bump in the road." We raised prices while the industry was contracting, losing a number of large bids. Many of our projects operate around the clock, so the loss of business is difficult to make up. After reacting to market dynamics, we improved our performance, but could not offset lower revenues.

Our startup energy businesses are beginning to establish themselves. Oil service revenue and earnings were up sharply from last year, despite the energy price falloff.



A. B. Schmitt
President and
Chief Executive Officer

Combined, Layne Christensen's divisions produced revenues of $308,388,000, down 1.8% from the prior year. This decline was primarily due to lower geoconstruction services and mineral exploration revenue.

In 2002, we decided to divest our Christensen Products business. With the mining downturn, backward integration in drilling consumables no longer made sense.

OPPORTUNITIES AND OUTLOOK

Looking forward, we are excited about growth prospects. We are moving "downstream" in the water business by forming Layne Water Development and Storage, LLC (LWDS, see inset on page 5). We are expanding our oil service operations by opening a new offshore base in Louisiana. In our Vibration Technology business, we constructed the largest oilfield oscillator ever built and have begun marketing it.

A significant recent strategic move is expansion into the coalbed methane (CBM, see inset on page 8) market as a developer and producer through our Shawnee Oil and Gas subsidiary, which will also maintain its search and development activities in conventional oil and gas markets.

The groundwater business is good in most economic environments, and should hold its own despite the weak economy, though it's possible we will see a slowdown this year in top-line and bottom-line growth. In mineral exploration, we think fiscal 2003 will represent the bottom in a down mining cycle lasting five years, as major customers have again notified us of exploration budget cuts. While our performance last year belied the industry weakness, extremely low projected spending levels will hold back mineral exploration growth in fiscal 2003. In my experience, downturns in commodity-driven industries are balanced by upturns. If so, and this year is the bottom, then industry spending will increase next year and we should experience a number of years of real growth.

GEOCONSTRUCTION SERVICES POISED FOR GROWTH

The good news is our geoconstruction services business is poised to regain its "fastest growing" status this year. Bookings are strong, without sacrificing margins, and we entered fiscal 2003 with commitments whose value equals over 80% of last year's total revenue. This will help buffer declines we may experience in our other businesses.

In late fiscal 2002, Layne Christensen combined its Canadian exploration and U.S.-based oil and gas businesses to form the energy services and production division. These businesses grew at 27.2% year-over-year, and if we succeed in proving out and developing coalbed methane gas reserves, this division may someday become our largest. Except for our Canadian company, these businesses are still incubating, making short-term forecasts difficult. Our expectation is that we will have a weak first half with growth returning in the third and fourth quarters.

We continue to be among the safest companies in our industries in the United States and around the world. In fiscal 2002, our OSHA-measured incident rate was 4.9 and cost per manhour was $0.20. We paid over $1,100,000 in safety bonuses to our employees.

I congratulate our employees for contributing to last year's performance. I thank our board of directors, who stood tall with us during difficult times and supported our vision and direction. To you, our stockholders, we pledge our best efforts to see that your trust in and support of Layne Christensen is well rewarded.

A. B. Schmitt
President and Chief Executive Officer

OPERATIONS REVIEW

Layne Christensen's largest business, water resources, had a banner year. Our mineral exploration business led the industry and posted higher earnings. In geoconstruction services we had lower revenues but reacted to market changes and improved our backlog in the year's second half. Our emerging energy services and production business, including coalbed methane development and production, shows great promise.

WATER RESOURCES

Since our beginnings in 1882, Layne Christensen has grown to become the largest water well drilling and workover company in the United States. We have continued to add ancillary product lines, focusing on enhancing our groundwater expertise.

Today Layne Christensen's business strategy is to leverage our strong well and pump business, extensive geographic coverage and strong customer relationships by expanding "downstream." That means expanding the suite of products we offer and the types of projects we participate in. In recent years, for example, the division has moved into the design and construction of water treatment plants through our Bridgewater, New Jersey, engineering group.

In addition, we offer a complete line of groundwater treatment products to treat radon, radium, arsenic and other volatile inorganics found in groundwater. Layne Christensen's water business offers the most experience in designing and constructing Ranney® collector wells as an alternative to traditional groundwater wells. These wells can produce significant groundwater quantities from one location.

Layne Christensen's hydrological skills – combined with the water well drilling, pump installation and aquifer remediation skills and our design-build and treatment capabilities – positions the company as the most extensive provider of groundwater services and products in the industry today. We market this one-stop shop for groundwater as Integrated Groundwater Services (IGS). Established in 1999, IGS also offers financing for municipal, industrial and agricultural customers.

We see the water industry moving toward complete design-build, turnkey projects. From the customer's viewpoint, this business model optimizes project control, economics and accountability. Unlike other firms that try to offer a package to customers, Layne Christensen alone has all the necessary skills


Layne

A Gardner Denver 2500 rig is used in the southeast United States to construct an 1,800-foot-deep well with a capacity of 3,000 gallons per minute.

LWDS

LAYNE WATER DEVELOPMENT AND STORAGE

The water treatment group ships vertical pressure filters from New Jersey to install at a city filter plant in Idaho.



internally to provide all of these services. IGS adds to our base business growth and leverages our skills as one of the industry's oldest companies.

As the need for water rises and traditional supply solutions prove inadequate, the means to satisfy demand must become more creative. That is why Layne Christensen's move downstream includes what we call "resource development and management." Late last year, we joined with key partners in water resource development to form LWDS.

This positions Layne Christensen as a key player in the new paradigm for how water is bought, sold and delivered. We brought experience and resources to this opportunity but needed a catalyst to become a player. LWDS is that vehicle. Our goal is to capture downstream opportunities as successfully as we have dominated the upstream opportunities.

In the fourth quarter of fiscal 2002, the company launched Layne Water Development and Storage LLC (LWDS) to offer intellectual and technological solutions for resolving large-scale water users' supply problems. These users include real estate developers, power companies, industrial manufacturers and wholesale water providers.

LWDS senior management comes from diverse professional backgrounds ranging from hydrology to investment banking. These team members have been in the water business for many years, working with some of the industry's most prominent companies.

Through LWDS, we offer large-scale users technological solutions and a suite of products to meet their long-term water supply needs.

LWDS intends to leverage Layne Christensen's existing client base by offering customers access to a suite of products, ranging from proprietary Internet databases to third-party financed water resource solutions. In most cases these will be supplied through the local Layne Christensen office.

To secure its long-term ability to market proprietary water-development solutions, LWDS plans to acquire a significant number of strategically located water resource-based assets, either independently or in association with public agencies.

Key to LWDS's long-term success will be its ability to demonstrate to clients the benefits of meeting their water supply needs by working with a single source that offers extensive field service capabilities combined with implementation of complicated water resource solutions. These solutions must be hydrologically achievable, legally permissible, economically feasible and environmentally acceptable. By accomplishing these requirements, LWDS can eliminate the need for clients to use other third-party service providers.

A track-mounted GK850 multipurpose rig uses the reverse-circulation drilling method at a minerals site in West Africa.



A rebuilt Challenger 360-200 rig is now equipped to drill wells as deep as 5,000 feet.



MINERAL EXPLORATION

Layne Christensen's mineral exploration business drills the core holes that geologists use to determine if and where to mine. Our primary focus is gold and copper but we also drill for silver, lead, zinc and nickel. The majority of the division's revenue is generated outside the United States, with Africa and Latin America being our two largest markets. The market for mineral exploration peaked in 1997 with worldwide expenditures for all products and services totaling $5.2 billion. Last year's total spending was estimated to have dropped to $1.9 billion.

The company's exploration business was built almost entirely through acquisitions, most of which occurred in 1995 and 1997. Our strategy was a classic "rollup" of an industry that in prior years had been highly fragmented but was ripe for change. Consolidation was destined to accelerate because of the need to fund greater investment to keep pace with growth, and because of discoveries of new, richer ore bodies in countries with difficult operating environments. This shift in ore body locations, along with heightened barriers to entry, altered the industry dynamics. In two years, Layne Christensen grew from a small competitor to being one of the largest firms in the industry.

Industry growth came to an abrupt halt with the Asian financial crisis since, at the mining industry's peak, 55% of the gold and 35% of base metals were going into Asia. The fallout within the mining service industry has been significant and will continue at least another year. A combination of low utilization and weak prices for services punished mineral exploration drillers big and small. This has been especially troublesome for Layne Christensen because our acquisitions were made at the peak of the cycle.

Going forward, our strategy is to minimize financial uncertainty while maintaining share in our key markets. From the beginning, our primary goal was to gain significant market share in Latin America and Africa. This has been accomplished. Our diversification in water, geoconstruction and energy gives us an advantage over our competition. We were better positioned to "ride out the storm" and continue to increase our market share in this down cycle. We also had more resources to improve the operations we purchased, upgrade the equipment, improve safety and train local people to run the equipment.

All of these advances during this downturn have been accomplished at great expense to the company. Because of the depth and length of the downturn, we do not believe that any more industry consolidation needs to occur. Our position coming out of this cycle, which we predict will begin in 2003 (fiscal 2004), should be strong.

With its high fixed, low variable cost structure, minerals was once our most profitable business. Once growth returns, this business should provide a significant boost to earnings.

GEOCONSTRUCTION SERVICES

Layne Christensen's geoconstruction services division, like all of our businesses, conducts its work beneath the earth's surface.

This division modifies or improves soil's load-bearing capacity by drilling and jetting material into the soil using a pre-engineered design. These construction services include installing micropiles, anchors, tiebacks and stone columns, and conducting compaction and underpinning activities. At its Tecniwell subsidiary in Italy, the division also manufactures the high-pressure pumping equipment used in these operations.

Ground freezing is another technique used to stabilize the soil or to prevent water intrusion at project sites.



Volcanic geologic conditions create challenges for Layne Christensen geoconstruction services at a jet grouting project site in Hawaii.

Geoconstruction services has grown dramatically through the years and until last year had been Layne Christensen's fastest growing business.

Our two-pronged strategy focuses on execution and technology. We grow our market share primarily through continual improvement of our operating practices and by leading development efforts to enhance the science of soil stabilization. As a result, we believe our expertise in jet grouting is now the best in the construction industry.

ENERGY SERVICES AND PRODUCTION

Layne Christensen's energy business last year encompassed drilling in the Canadian tar sands, bulk sampling for diamonds in Antarctica, and drilling for conventional natural gas and coalbed methane gas.

We also provided oilfield "fishing" services, which include removing obstacles from oil or gas wells so drilling or workover activities



Vibration Technology's new oilfield oscillator, the largest ever built, frees stuck pipe so well drilling can continue.

Coalbed Methane

CBM

The contribution of unconventional gas to U.S. supplies continues to grow. When coalbeds were formed, large quantities of methane-rich gas were stored inside. Coalbed methane (CBM) production rose from 196 billion cubic feet (BCF) per year in 1990 to 1,252 BCF by 1999. Wells grew in number from 3,000 to over 10,000.

Layne Christensen, primarily through our Canadian subsidiary, has worked as a contractor drilling CBM wells. By combining our water and mineral expertise, we offer all of the unique services necessary to core, drill, log, fracture, complete and connect gas lines and to properly dispose of water produced as a development by-product.

CBM wells are actually water wells that produce gas. Therein lies the synergy for Layne Christensen.

The economics skew toward size since the production from CBM wells is considerably less than from deeper conventional gas wells. So the ability to drill and successfully produce many wells is critical to project economics. As the world's largest water well drilling company, Layne Christensen can put tremendous resources behind projects.

Late in fiscal 2002, after extensive market study, we concluded that we have more opportunity to participate in CBM as a developer and producer than we do as a drilling contractor. To ensure we had the geological and engineering expertise to complement our drilling and completion services, we formed a strategic alliance with Mohajir Engineering Group, Inc. in January 2002. With over 13 years' experience in this industry, Mohajir is a key player in the discovery and development of unconventional gas throughout the United States. This combination positions Layne Christensen as a sophisticated, low-cost player in the CBM market.

We believe the decision to participate in this market as a CBM developer and producer will add stockholder value both short-term and long-term.



The energy services and production division mobilizes a CT350 buggy-mounted rig for tar sands drilling in Alberta, Canada.

can proceed. And with the inclusion of our Shawnee Oil and Gas subsidiary in this group, we now will be working to find and produce hydrocarbons.

The common link connecting all of Layne Christensen's businesses is that the work is conducted underground and is anchored by drilling expertise. Probably no business opportunity in the company's past is as good a fit for our combination of skills as is coalbed methane gas. Essentially we are drilling a water well that, when dewatered, produces natural gas. Along the way, we take core samples, log and fracture the formations in the well, install a water pump, drill water disposal wells, and design and build a gathering system. We already provide all of these services through our water and mineral operations.

In the years ahead, we believe our energy services and production division has the potential to be one of Layne Christensen's largest and most profitable businesses.

SELECTED FINANCIAL DATA

The following selected historical financial information as of and for each of the five fiscal years ended January 31, 2002, has been derived from the Company's audited Consolidated Financial Statements. During fiscal years 2002, 2000, 1999 and 1998, the Company completed various acquisitions, which are more fully described in Note 2 of the Notes to Consolidated Financial Statements. The acquisitions have been accounted for under the purchase method of accounting and, accordingly, the Company's consolidated results include the effects of the acquisitions from the date of each acquisition. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

INCOME STATEMENT DATA

(in thousands, except per share data)

Fiscal Years Ended January 31,	2002	2001	2000	1999	1998
Revenues	$308,388	$313,993	$281,445	$284,248	$294,600
Cost of revenues (exclusive of depreciation shown below)	224,451	235,278	207,105	204,953	213,717
Gross profit	83,937	78,715	74,340	79,295	80,883
Selling, general and administrative expenses	59,677	58,757	53,781	49,938	45,908
Depreciation and amortization	18,160	21,337	23,016	22,361	15,681
Operating income (loss)	6,100	(1,379)	(2,457)	6,996	19,294
Other income (expense):					
Equity in earnings (losses) of foreign affiliates	925	894	(27)	1,128	3,022
Interest	(3,934)	(6,205)	(4,818)	(4,987)	(3,618)
Other, net	189	1,028	(108)	629	(267)
Income (loss) before income taxes	3,280	(5,662)	(7,410)	3,766	18,431
Income tax expense	2,132	382	–	2,486	7,004
Minority interest, net of taxes	(70)	118	(255)	(79)	–
Net income (loss)	$ 1,078	$ (5,926)	$ (7,665)	$ 1,201	$ 11,427
Basic earnings (loss) per share	$ 0.09	$ (0.50)	$ (0.66)	$ 0.10	$ 1.13
Diluted earnings (loss) per share	$ 0.09	$ (0.50)	$ (0.66)	$ 0.10	$ 1.09

BALANCE SHEET DATA

(in thousands)

At January 31,	2002	2001	2000	1999	1998
Working capital, excluding debt	$ 35,584	$ 50,531	$ 48,816	$ 46,211	$ 39,661
Total assets	202,342	233,868	245,335	251,503	242,852
Total debt	34,357	61,928	63,500	63,500	57,500
Total stockholders' equity	95,892	93,925	106,840	113,270	114,259

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "believe," "intend," "expect," "plan" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including but not limited to prevailing prices for various metals, unanticipated slowdowns in the Company's major markets, the impact of competition, the effectiveness of operational changes expected to increase efficiency and productivity, worldwide economic and political conditions and foreign currency fluctuations that may affect worldwide results of operations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this report, and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

RESULTS OF OPERATIONS

Demand for the Company's mineral exploration services depends upon the level of mineral exploration and development activities conducted by mining companies, particularly with respect to gold and copper. Mineral exploration is highly speculative and is influenced by a variety of factors, including the prevailing prices for various metals that often fluctuate widely. In this connection, the decline in the prices of various metals has continued to adversely impact the level of mineral exploration and development activities conducted by mining companies and has had, and could continue to have, a material adverse effect on the Company.

At the end of each fiscal year, potential impairment with respect to the Company's long-lived assets is reviewed by comparing the sum of undiscounted projected future cash flows attributable to each business unit to the carrying value of the assets of that business unit, including goodwill. Projected future cash flows for each business unit are estimated for a period approximating the remaining lives of that unit's long-lived assets, based on earnings history, market conditions and assumptions reflected in internal operating plans and strategies. Under this analysis, the Company has determined that the cash flows from the mineral exploration division would be sufficient to recover the carrying value of its long-lived assets and, therefore, that the value of such assets is not impaired. The projected future cash flows represent management's best estimates. Because these estimates are based on subjective assumptions, an impairment write-down may be required in the future if the projected future cash flows decline. See Note 12 to the Notes to Consolidated Financial Statements for new accounting pronouncements related to impairment. These pronouncements will be effective for the Company's fiscal year 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

OVERVIEW OF REPORTABLE OPERATING SEGMENTS

The Company is a multinational company which provides sophisticated services and related products to a variety of markets. During fiscal 2002, management redefined the Company's operational organization structure into discrete divisions based on its primary product lines. Each division comprises a combination of individual district offices, which primarily offer similar types of services and serve similar types of markets. Although individual offices within a division may periodically perform services normally provided by another division, the results of those services are recorded in the offices' own division. For example, if a water resources division office performed geoconstruction services, the revenues would be recorded in the water resources division rather than the geoconstruction services division. Should an office's primary responsibility move from one division president to another, that office's results going forward would be reclassified between divisions at that time. The Company's reportable segments under the new operational structure are defined as follows:

Water Resources Division This division provides a full line of water-related services and products including hydrological studies, site selection, well design, drilling and well development, pump installation, and repair and maintenance. The division's offerings include large diameter Ranney® collector wells, design and construction of water treatment facilities, and the manufacture and sale of products to treat volatile inorganics in groundwater. The division also offers environmental services to assess and monitor groundwater contaminants.

Mineral Exploration Division This division provides a complete range of drilling services for the mineral exploration industry. Its aboveground and underground drilling activities include all phases of core drilling, diamond, reverse circulation, dual tube, hammer and rotary air-blast methods.

Geoconstruction Services Division This division focuses on services that improve soil stability, primarily jet grouting, grouting, vibratory ground improvement and ground-freezing services. The division also manufactures a line of high-pressure pumping equipment used in grouting operations and geotechnical drilling rigs used for directional drilling.

Energy Services and Production Division This division offers a variety of specialized services including shallow gas and tar sands exploration drilling, conventional oilfield fishing services, coil tubing fishing services, resonance technology solutions for stuck tubulars and land-based oil and gas search and development.

Products and Other This grouping includes the Company's supply operation which distributes drilling equipment, parts and supplies and other miscellaneous operations which do not fall into the above divisions. Historically, it has also included a manufacturing operation producing diamond drilling rigs, diamond bits, core barrels and drill rods ("Christensen Products"). On August 8, 2001, the Company sold its Christensen Products business to a subsidiary of Atlas Copco (see Note 11 of the Notes to Consolidated Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The following table, which is derived from the Company's Consolidated Financial Statements presents, for the periods indicated, the percentage relationship which certain items reflected in the Company's statements of income bear to revenues and the percentage increase or decrease in the dollar amount of such items period-to-period. The categorization of revenues for each of the three fiscal years has been made consistent with the operational structure described above. The financial comparison and discussion of fiscal 2002 versus fiscal 2001 which follows the table is presented in conformity with the new operational structure.

	Fiscal Years Ended January 31,			Period-to-Period Change	
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
Revenues:					
Water resources	56.9 %	54.2 %	57.2 %	3.1 %	5.7 %
Mineral exploration	18.8	21.1	23.0	(12.4)	2.2
Geoconstruction services	8.8	12.1	11.8	(29.0)	14.8
Energy services and production	8.8	6.8	3.1	27.2	*
Products and other	6.7	5.8	4.9	13.8	33.7
Total revenues	100.0 %	100.0 %	100.0 %	(1.8)	11.6
Cost of revenues	72.8 %	74.9 %	73.6 %	(4.6)	13.6
Gross profit	27.2	25.1	26.4	6.6	5.9
Selling, general and administrative expenses	19.4	18.7	19.1	1.6	9.3
Depreciation and amortization	5.8	6.8	8.2	(14.9)	(7.3)
Operating income (loss)	2.0	(0.4)	(0.9)	*	43.9
Other income (expense):					
Equity in earnings of foreign affiliates	0.3	0.3	0.0	3.5	*
Interest	(1.3)	(2.0)	(1.7)	(36.6)	28.8
Other, net	0.0	0.3	0.0	*	*
Income (loss) before income taxes	1.0	(1.8)	(2.6)	*	23.6
Income tax expense	0.7	0.1	0.0	*	*
Minority interest, net of taxes	0.0	0.0	(0.1)	*	*
Net income (loss)	0.3 %	(1.9)%	(2.7)%	*	22.7 %

* Not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

COMPARISON OF FISCAL 2002 TO FISCAL 2001

Revenues for fiscal 2002 decreased $5,605,000 or 1.8% to $308,388,000 compared to $313,993,000 for fiscal 2001. The decrease was primarily the result of decreases in the Company's mineral exploration and geoconstruction services divisions, partially offset by increased revenues in the water resources and energy services and production divisions.

Gross profit as a percentage of revenues was 27.2% for fiscal 2002 compared to 25.1% for fiscal 2001. The increase in gross profit was primarily attributable to improved margins at the Company's domestic water locations and certain international mineral exploration locations, combined with reduced expenses associated with the Company's domestic oil and gas exploration activities. The increases above were partially offset by reduced margins at the Company's products locations in the United States.

Selling, general and administrative expenses increased to $59,677,000 for fiscal 2002 compared to $58,757,000 for fiscal 2001. The increase was primarily a result of increased employee benefit, insurance premium and legal costs for the year.

Depreciation and amortization decreased to $18,160,000 for fiscal 2002 compared to $21,337,000 for fiscal 2001. The decrease in depreciation and amortization was attributable to the disposal of assets in certain international locations and the application of purchase accounting resulting in negative goodwill reducing assets associated with the purchase of the remaining 50% of WADS from Ausdrill (see Note 2 to the Notes to Consolidated Financial Statements).

Interest expense decreased to $3,934,000 for fiscal 2002 compared to $6,205,000 for fiscal 2001. The decrease was primarily a result of decreases in the Company's average borrowings and in interest rates during the year.

Income tax expense of $2,132,000 was recorded for the year ended January 31, 2002, compared to $382,000 for the same period last year. The effective rate in excess of the statutory federal rate for the year ended January 31, 2002, was a result of the impact of nondeductible expenses and the tax treatment of certain foreign operations.

WATER RESOURCES DIVISION

(in thousands)

Year ended January 31,	2002	2001
Revenues	$175,492	$170,204
Operating income	23,675	15,857

Water resources revenue increased 3.1% to $175,492,000 from $170,204,000 for the years ended January 31, 2002 and 2001. The increase in revenue was primarily the result of the Company's IGS project for the City of Azusa, California, combined with increased demand for the Company's water-related services, partially due to drought conditions in certain areas of the United States.

Operating income for the water resources division increased 49.3% to $23,675,000 for the year ended January 31, 2002, compared to $15,857,000 for last year. The increase in operating income was primarily attributable to improved pricing and margins at the Company's domestic water supply locations.

MINERAL EXPLORATION DIVISION

(in thousands)

Year ended January 31,	2002	2001
Revenues	$57,945	$66,153
Operating loss	(5,653)	(9,149)

Mineral exploration revenues decreased 12.4% to $57,945,000 from $66,153,000 for the years ended January 31, 2002 and 2001. The decrease in revenue was primarily a result of continued softness in the exploration market in the United States, Australia and Mexico, partially offset by increased activity in certain areas of Africa.

The operating loss for the mineral exploration division was $5,653,000 for the year ended January 31, 2002, compared to an operating loss of $9,149,000 for the year ended January 31, 2001. The reduced losses in the division were primarily the result of improved margins at certain of the Company's international locations and cost reductions in Australia.

GEOCONSTRUCTION SERVICES DIVISION

(in thousands)

Year ended January 31,	2002	2001
Revenues	$27,006	$38,010
Operating income	1,047	5,932

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Geoconstruction services revenues decreased 29.0% to $27,006,000 for the year ended January 31, 2002, compared to $38,010,000 for last year. The decrease in revenues was a result of slowing construction activity in certain areas of the United States combined with competitive pricing pressures in certain markets served by the Company.

The geoconstruction services division had operating income of $1,047,000 for the year ended January 31, 2002, compared to $5,932,000 for the year ended January 31, 2001. The reduced profits were primarily attributable to lower revenues and to costs associated with complications on certain of the Company's ground-freezing projects.

ENERGY SERVICES AND PRODUCTION DIVISION

(in thousands)

Year ended January 31,	2002	2001
Revenues	$27,011	$21,232
Operating income (loss)	1,013	(2,288)

Energy services revenues increased 27.2% to $27,011,000 for the year ended January 31, 2002, compared to revenues of $21,232,000 for the year ended January 31, 2001. The increase was primarily the result of increased oil and gas exploration activity in Canada and increased capacity in the Company's service operations in the Gulf of Mexico region of the United States.

Operating income for the energy services and production division was $1,013,000 for the year ended January 31, 2002, compared to an operating loss of $2,288,000 for the year ended January 31, 2001. The improved profits were the result of lower expenditures attributable to the Company's oil and gas exploration activities and improved results from the Company's oil and gas service businesses in the United States, combined with increased levels of activity in Canada.

PRODUCTS AND OTHER

(in thousands)

Year ended January 31,	2002	2001
Revenues	$20,934	$18,394
Operating loss	(1,908)	(679)

Products and other sales increased 13.8% to $20,934,000 for the year ended January 31, 2002, compared to $18,394,000 for the year ended January 31, 2001. The increase in sales was primarily the result of increased demand for drill rigs manufactured by the Company for the mineral exploration market and two significant projects completed by the Company's specialty products group.

Operating losses for products and other were $1,908,000 for the year ended January 31, 2002, compared to $679,000 for the year ended January 31, 2001. The increase in operating losses was the result of certain costs incurred in connection with the sale of the Company's Christensen Products business to Atlas Copco.

Corporate expenses not allocated to individual divisions were $12,074,000 and $11,052,000 for the years ended January 31, 2002 and 2001, respectively. The increase in unallocated corporate expenses was primarily the result of increased employee benefit and insurance premium costs.

COMPARISON OF FISCAL 2001 TO FISCAL 2000

The financial comparison and discussion of fiscal 2001 versus fiscal 2000 has not been reclassified to conform with the new operational structure defined above.

RESULTS OF OPERATIONS

Revenues for fiscal 2001 increased $32,548,000 or 11.6% to $313,993,000 compared to $281,445,000 for fiscal 2000. Water-related services and products revenues increased 4.7% to $173,290,000 for fiscal 2001 compared to revenues of $165,525,000 for fiscal 2000. The year-to-year increase in water-related services and products revenues was primarily the result of an increase in demand for the Company's water-related services in the central United States, southern California and Florida. Mineral exploration drilling revenues increased 15.3% to $76,318,000 for fiscal 2001 from $66,189,000 for fiscal 2000. The increase for the year was primarily a result of increased demand in Canada and East Africa, offset by the decision to discontinue drill-and-blast operations in West Africa and Australia combined with reduced demand for the Company's services in the United States. Geotechnical construction revenues increased 19.5% to $40,572,000 for fiscal 2001 compared to revenues of $33,938,000 for fiscal 2000. The increase in geotechnical revenues was a result of two large projects in the northeast United States and the Company's

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

ground-freezing project for Noranda, Inc. in Quebec, Canada, combined with increased market penetration in certain areas of the United States. Oil and gas service revenues were $4,751,000 for fiscal 2001 compared to $584,000 for fiscal 2000. The increase in revenue was a result of increased capacity due to the Company's continued investment in this market. Product sales increased 25.3% to $19,062,000 for fiscal 2001 from $15,209,000 for fiscal 2000. The increase was a result of increased activity in the mineral exploration market combined with increased demand for drilling products within the water market.

Gross profit as a percentage of revenues was 25.1% for fiscal 2001 compared to 26.4% for fiscal 2000. The decrease in gross profit was primarily attributable to expenses associated with the Company's domestic oil and gas exploration activities and pricing pressures in the African minerals market, partially offset by increased margins in the geotechnical construction business.

Selling, general and administrative expenses increased to $58,757,000 for fiscal 2001 compared to $53,781,000 for fiscal 2000. The increase for the year was primarily a result of increased incentive-related accruals in the Company's domestic businesses combined with expenses related to the continued expansion of the Company's oil and gas services division and Integrated Groundwater Services initiative.

Depreciation and amortization decreased to $21,337,000 for fiscal 2001 compared to $23,016,000 for fiscal 2000. The decrease in depreciation and amortization for the year was attributable to certain mineral exploration assets becoming fully depreciated in the fourth quarter of last year combined with the disposal of the drill-and-blast divisions in Australia and West Africa.

Equity in earnings (losses) of foreign affiliates was $894,000 for fiscal 2001 compared to ($27,000) for the last year. The increase in earnings for the year is a result of increased exploration and development activities conducted by mining companies in Latin America.

Interest expense increased to $6,205,000 for fiscal 2001 compared to $4,818,000 for fiscal 2000. The increase for the year was attributable to higher average borrowings combined with higher interest rates for the period.

Income taxes were an expense of $382,000 for fiscal 2001 compared to zero for the last year. The unusual effective rate for the year was primarily a result of the increased impact of certain nondeductible expenses in light of lower taxable earnings in the respective periods, combined with a reduction in the amount of earnings from certain foreign affiliates and subsidiaries relative to the Company's overall earnings.

FLUCTUATION IN QUARTERLY RESULTS

The Company historically has experienced fluctuations in its quarterly results arising from the timing of the award and completion of contracts, the recording of related revenues and unanticipated additional costs incurred on projects. The Company's revenues on large, long-term drilling contracts are recognized on a percentage of completion basis for individual contracts based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. Changes in job performance, job conditions and estimated profitability (including those arising from contract penalty provisions) and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. A significant number of the Company's contracts contain fixed prices and assign responsibility to the Company for cost overruns for the subject projects; as a result, revenues and gross margin may vary from those originally estimated and, depending upon the size of the project, variations from estimated contract performance could affect the Company's operating results for a particular quarter. Many of the Company's contracts are also subject to cancellation by the customer upon short notice with limited damages payable to the Company. In addition, adverse weather conditions, natural disasters, force majeure and other similar events can curtail Company operations in various regions of the world throughout the year, resulting in performance delays and increased costs. Moreover, the Company's domestic drilling activities and related revenues and earnings tend to decrease in the winter months when adverse weather conditions interfere with access to drilling sites and the ability to drill; as a result, the Company's revenues and earnings in its second and third quarters tend to be higher than revenues and earnings in its first and fourth quarters. Accordingly, as a result of the foregoing as well as other factors, quarterly results should not be

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

considered indicative of results to be expected for any other quarter or for any full fiscal year. See the Company's Consolidated Financial Statements and Notes thereto.

INFLATION

Management believes that the Company's operations for the periods discussed have not been adversely affected by inflation or changing prices.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of the Company's liquidity in fiscal 2002, 2001 and 2000 was its cash from operating activities of $25,509,000, $12,952,000 and $13,162,000, respectively. The increase in cash from operations was primarily attributable to improved margins at the Company's domestic water supply locations and certain international mineral exploration locations and lower expenditures related to its domestic oil and gas exploration activities. In fiscal 2002, cash from operations was primarily used for net repayments of debt of $27,571,000 and additions to property and equipment of $11,205,000. Capital expenditures during the fiscal year were directed primarily toward expansion and upgrading of the Company's equipment and facilities. The Company anticipates fiscal 2003 capital expenditures will be used to maintain the Company's equipment and capabilities and to accelerate its expansion into oil and gas services and exploration, including production of coalbed methane gas. The Company expects to spend approximately $16,000,000 in the next fiscal year for capital expenditures. As of January 31, 2002, the Company had no material commitments outstanding for capital assets.

The Company maintains a reducing revolving cash borrowing facility (the "Credit Agreement"). At January 31, 2002, the aggregate lender commitment under this facility was $57,000,000. Borrowings under the Credit Agreement have been used to complete various acquisitions (see Note 2 to the Consolidated Financial Statements). The Company's borrowings and outstanding letter of credit commitments under the Credit Agreement were $16,500,000 and $4,780,000, respectively, at January 31, 2002 (see Note 8 to the Consolidated Financial Statements).

The Company's working capital as of January 31, 2002, 2001 and 2000, was $15,513,000, $46,960,000 and $45,245,000, respectively. The reduction in working capital at January 31, 2002, was due to the reclassification of borrowings under the Credit Agreement from long term to current, the sale of Christensen Products and other measures taken to contain working capital needs. The Credit Agreement was reclassified to current based on its scheduled expiration in July 2002. The Company is currently negotiating with several lenders to provide new borrowing facilities and expects to have a new agreement in place early in the second quarter. The Company believes it will have sufficient cash from operations and access to credit facilities to meet the Company's operating cash requirements and to fund its budgeted capital expenditures for fiscal 2003.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The Company's contractual obligations and commercial commitments are summarized as follows:

	Payments/Expiration by Period			
	Total	Less than 1 year	1-3 years	4-5 years
Debt	$34,357	$20,071	$10,713	$3,573
Operating leases	15,046	5,431	8,614	1,001
Ausdrill promissory note	2,100	1,200	900	–
Repurchase obligation	1,600	1,600	–	–
Total contractual cash obligations	53,103	28,302	20,227	4,574
Standby letters of credit	4,780	4,780	–	–
Total contractual obligations and commercial commitments	$57,883	$33,082	$20,227	$4,574

Costs estimated to be incurred in the future for employee medical benefits and casualty insurance programs resulting from claims which have occurred are accrued currently. Under the terms of the Company's agreement with the various insurance carriers administering these claims, the Company is not required to remit the total premium until the claims are actually paid by the insurance companies. These costs are not expected to significantly impact liquidity in future periods (see Note 10 to the Consolidated Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which the Company is exposed are interest rate risk on variable rate debt, equity risk on marketable investments, and foreign exchange rate risk that could give rise to translation and transaction gains and losses.

The Company centrally manages its debt and investment portfolios considering overall financing strategies and tax consequences. A description of the Company's variable rate debt is in Note 8 to the Notes to Consolidated Financial Statements. Assuming then-existing debt levels, an instantaneous change in interest rates of one percentage point would impact the Company's annual interest expense by $165,000 and $405,000 at January 31, 2002 and 2001, respectively. The Company's investments are described in Note 1 to the Consolidated Financial Statements. Marketable investments are carried at market value and are held for long-term investing purposes rather than trading purposes.

Operating in international markets involves exposure to possible volatile movements in currency exchange rates. Currently, the Company's primary international operations are in Australia, Africa, Mexico, Canada and Italy. The operations are described in Notes 1 and 11 to the Consolidated Financial Statements. The majority of the Company's contracts in Africa and Mexico are U.S. dollar-based, providing a natural reduction in exposure to currency fluctuations.

As currency exchange rates change, translation of the income statements of the Company's international operations into U.S. dollars may affect year-to-year comparability of operating results. We estimate that a 10% change in foreign exchange rates would have impacted operating income for the years ended January 31, 2002 and 2001, by approximately $146,000 and $244,000, respectively. This represents approximately 10% of the operating income of international locations after adjusting for primarily U.S. dollar-based operations. This quantitative measure has inherent limitations, as it does not take into account any governmental actions, changes in customer purchasing patterns or changes in the Company's financing and operating strategies.

Foreign exchange gains and losses in the Company's Consolidated Statements of Income reflect transaction gains and losses and translation gains and losses from the Company's Mexican and African operations which use the U.S. dollar as their functional currency. Net foreign exchange gains and losses for 2002, 2001 and 2000 were not significant.

INDEPENDENT AUDITORS' REPORT

Layne Christensen Company:

We have audited the accompanying consolidated balance sheets of Layne Christensen Company and subsidiaries as of January 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Kansas City, Missouri
March 22, 2002

STATEMENT OF MANAGEMENT RESPONSIBILITY

The Consolidated Financial Statements of Layne Christensen Company and subsidiaries (the "Company") have been prepared in conformity with generally accepted accounting principles in the United States. The integrity and objectivity of the data in these financial statements are the responsibility of management, as is all other information included in the Annual Report. Management believes the information presented in the Annual Report is consistent with the financial statements, and the financial statements do not contain material misstatements due to fraud or error. Where appropriate, the financial statements reflect management's best estimates and judgments.

Management is also responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that the Company's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. However, limitations exist in any systems of internal controls based on a recognition that the cost of the system should not exceed its benefits. The Company believes its system of accounting controls, of which its internal auditing function is an integral part, accomplishes the stated objectives.

Deloitte & Touche LLP, independent accountants, audited the Company's Consolidated Financial Statements and issued an opinion thereon. Their audits were made in accordance with generally accepted auditing standards and included an objective, independent review of the system of internal controls to the extent necessary to express an opinion on the financial statements.

The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with management, the independent accountants and the internal auditor to review matters related to the Company's financial statements, internal audit activities, internal accounting controls and nonaudit services provided by the independent accountants. The independent accountants and the internal auditor have full access to the Audit Committee and meet with it, both with and without management present, to discuss the scope and results of their audits, including internal controls, audit and financial matters.

Andrew B. Schmitt
President and Chief
Executive Officer

Jerry W. Fanska
Vice President and Chief
Financial Officer

Layne Christensen Company and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

For the Years Ended January 31,	2002	2001	2000
Revenues	$308,388	$313,993	$281,445
Cost of revenues (exclusive of depreciation shown below)	224,451	235,278	207,105
Gross profit	83,937	78,715	74,340
Selling, general and administrative expenses	59,677	58,757	53,781
Depreciation and amortization	18,160	21,337	23,016
Operating income (loss)	6,100	(1,379)	(2,457)
Other income (expense):			
Equity in earnings (losses) of foreign affiliates	925	894	(27)
Interest	(3,934)	(6,205)	(4,818)
Other, net	189	1,028	(108)
Income (loss) before income taxes	3,280	(5,662)	(7,410)
Income tax expense	2,132	382	--
Minority interest, net of taxes	(70)	118	(255)
Net income (loss)	$ 1,078	$ (5,926)	$ (7,665)
Basic earnings (loss) per share	$ 0.09	$ (0.50)	$ (0.66)
Diluted earnings (loss) per share	$ 0.09	$ (0.50)	$ (0.66)
Weighted average number of common and dilutive equivalent shares outstanding:			
Weighted average shares outstanding – basic	11,758	11,758	11,675
Dilutive stock options	277	–	--
Weighted average shares outstanding – diluted	12,035	11,758	11,675

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands) As of January 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 2,983	$ 3,421
Customer receivables, less allowance of $3,596 and $3,510, respectively	43,603	51,498
Costs and estimated earnings in excess of billings on uncompleted contracts	11,912	10,371
Inventories	21,885	30,762
Deferred income taxes	10,181	12,342
Income taxes receivable	3,074	–
Other	2,738	2,781
Total current assets	96,376	111,175
Property and equipment:		
Land	8,163	8,926
Buildings	16,112	18,369
Machinery and equipment	162,967	163,488
	187,242	190,783
Less – Accumulated depreciation	(128,460)	(118,070)
Net property and equipment	58,782	72,713
Other assets:		
Investment in foreign affiliates	19,504	19,306
Intangible assets, at cost less accumulated amortization of $6,029 and $4,904, respectively	22,284	26,058
Deferred income taxes	4,270	2,623
Other	1,126	1,993
Total other assets	47,184	49,980
	$202,342	$233,868

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(in thousands, except share data) As of January 31,	2002	2001
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 16,762	$ 18,684
Current maturities of long-term debt	20,071	3,571
Accrued compensation	14,785	15,726
Accrued insurance expense	5,794	6,425
Other accrued expenses	10,983	8,096
Income taxes payable	4,049	923
Billings in excess of costs and estimated earnings on uncompleted contracts	8,419	10,790
Total current liabilities	80,863	64,215
Noncurrent and deferred liabilities:		
Long-term debt	14,286	58,357
Accrued insurance expense	6,358	5,557
Other	4,287	2,526
Minority interest	656	9,288
Total noncurrent and deferred liabilities	25,587	75,728
Contingencies		
Stockholders' equity:		
Preferred stock, par value $.01 per share, 5,000,000 shares authorized, none issued and outstanding	–	–
Common stock, par value $.01 per share, 30,000,000 shares authorized, 11,707,694 shares issued and outstanding	117	117
Capital in excess of par value	83,605	83,613
Retained earnings	24,302	23,224
Accumulated other comprehensive loss	(12,027)	(12,913)
Notes receivable from management stockholders	(105)	(116)
Total stockholders' equity	95,892	93,925
	$202,342	$233,868

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Notes Receivable from Management Stockholders	Total
Balance, February 1, 1999	11,641,192	$116	$83,095	$36,815	$ (6,604)	$(152)	$113,270
Comprehensive loss:							
Net loss	–	–	–	(7,665)	–	–	(7,665)
Other comprehensive income (loss):							
Change in unrecognized pension liability, net of taxes of $365	–	–	–	–	580	–	580
Foreign currency translation adjustments, net of taxes of $460	–	–	–	–	641	–	641
Change in unrealized loss on available for sale investments, net of taxes of $264	–	–	–	–	(355)	–	(355)
Comprehensive loss							(6,799)
Issuance of stock for incentive compensation program	5,845	–	82	–	–	–	82
Issuance of stock, net of expenses	44,092	1	286	–	–	–	287
Balance, January 31, 2000	11,691,129	117	83,463	29,150	(5,738)	(152)	106,840
Comprehensive loss:							
Net loss	–	–	–	(5,926)	–	–	(5,926)
Other comprehensive income (loss):							
Change in unrecognized pension liability, net of taxes of $234	–	–	–	–	(373)	–	(373)
Foreign currency translation adjustments, net of taxes of $3,979	–	–	–	–	(6,054)	–	(6,054)
Change in unrealized loss on available for sale investments, net of taxes of $504	–	–	–	–	(748)	–	(748)
Comprehensive loss							(13,101)
Issuance of stock for incentive compensation program	1,181	–	50	–	–	–	50
Issuance of stock, net of expenses	15,384	–	100	–	–	–	100
Payments on notes receivable	–	–	–	–	–	36	36
Balance, January 31, 2001	11,707,694	117	83,613	23,224	(12,913)	(116)	93,925
Comprehensive income:							
Net income	–	–	–	1,078	–	–	1,078
Other comprehensive income (loss):							
Change in unrecognized pension liability, net of taxes of $389	–	–	–	–	(617)	–	(617)
Foreign currency translation adjustments, net of taxes of $291	–	–	–	–	(377)	–	(377)
Change in unrealized loss on available for sale investments, net of taxes of $1,248	–	–	–	–	1,880	–	1,880
Comprehensive income							1,964
Issuance of stock, net of expenses	–	–	(8)	–	–	–	(8)
Payments on notes receivable	–	–	–	–	–	11	11
Balance, January 31, 2002	11,707,694	$117	$83,605	$24,302	$(12,027)	$(105)	$ 95,892

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the Years Ended January 31,	2002	2001	2000
Cash flow from operating activities:			
Net income (loss)	$ 1,078	$ (5,926)	$ (7,665)
Adjustments to reconcile net income (loss) to cash from operations:			
Depreciation and amortization	18,160	21,337	23,016
Deferred income taxes	826	(4,712)	(2,060)
Equity in (earnings) losses of foreign affiliates	(925)	(894)	27
Dividends received from foreign affiliates	904	1,033	377
Minority interest	107	(182)	392
(Gain) loss from disposal of property and equipment	(325)	(37)	50
Gain on sale of business	(3,991)	–	–
Loss on sale of investment	3,329	–	–
Changes in current assets and liabilities, (exclusive of effects of acquisitions):			
(Increase) decrease in customer receivables	7,711	(6,954)	(2,466)
(Increase) decrease in costs and estimated earnings in excess of billing on uncompleted contracts	624	1,034	(3,164)
(Increase) decrease in inventories	4,474	(941)	1,346
(Increase) decrease in other current assets	(117)	2,380	3,685
Increase (decrease) in accounts payable and accrued expenses	(2,473)	4,186	(1,617)
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	(2,360)	694	1,546
Other, net	(1,513)	1,934	(305)
Cash from operating activities	25,509	12,952	13,162
Cash flow from investing activities:			
Additions to property and equipment	(11,205)	(14,302)	(12,816)
Proceeds from disposal of property and equipment	4,083	2,256	2,476
Proceeds from sale of business	8,165	–	–
Acquisition of businesses, net of cash acquired	–	–	(891)
Investment in foreign affiliates and joint ventures	–	–	(293)
Cash from (used in) investing activities	1,043	(12,046)	(11,524)
Cash flow from financing activities:			
Net (repayments) borrowings under revolving facility	(24,000)	2,000	–
Repayments of long-term debt	(3,571)	(3,572)	–
Payments on notes receivable from management stockholders	11	36	–
Cash used in financing activities	(27,560)	(1,536)	–
Effects of exchange rate changes on cash	570	300	19
Net increase (decrease) in cash and cash equivalents	(438)	(330)	1,657
Cash and cash equivalents at beginning of year	3,421	3,751	2,094
Cash and cash equivalents at end of year	$ 2,983	$ 3,421	$ 3,751

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Layne Christensen Company and subsidiaries (together, the "Company") provide comprehensive services and products to the water resources, mineral exploration, geoconstruction and energy markets through its four primary operating divisions (see Note 11). The Company operates throughout North America as well as in Africa, Australia and Europe. Its customers include municipalities, industrial companies, mining companies, environmental consulting and engineering firms, heavy civil construction contractors and, to a lesser extent, agribusiness.

Fiscal Year – References to years are to the fiscal years then ended.

Investment in Affiliated Companies – Investments in affiliates (29% to 50% owned) in which the Company exercises significant influence over operating and financial policies are accounted for on the equity method.

Principles of Consolidation – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. Financial information for the Company's foreign affiliates and certain foreign subsidiaries is reported in the Company's Consolidated Financial Statements with a one-month lag in reporting periods. The effect of this one-month lag on the Company's financial results is not significant.

Use of Estimates in Preparing Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions and Translation – The cash flows and financing activities of the Company's Mexican and African operations are primarily denominated in the U.S. dollar. Accordingly, these operations use the U.S. dollar as their functional currency and translate monetary assets and liabilities at year-end exchange rates while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation, certain cost of revenues and selling expenses which are translated at historical rates. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence.

Other foreign subsidiaries and affiliates use local currencies as their functional currency. Assets and liabilities have been translated to U.S. dollars at year-end exchange rates. Income and expense items have been translated at exchange rates which approximate the weighted average of the rates prevailing during each year. Translation adjustments are reported as a separate component of accumulated other comprehensive loss. As a result of the acquisition of an Australian company during 1998, the Company has reflected substantial changes in the cumulative translation account during 2001, primarily attributed to the devaluation of the Australian dollar.

Net foreign currency transaction gains and losses for 2002, 2001 and 2000 were not significant.

Revenue Recognition – Revenue is recognized on large, long-term contracts using the percentage of completion method based upon materials installed and labor costs incurred. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Revenue is recognized on smaller, short-term contracts using the completed contract method. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Inventories – The Company values inventories at the lower of cost (first-in, first-out, including material, labor and manufacturing overhead costs) or market:

(in thousands)	2002	2001
Raw materials	$ 275	$ 1,101
Work in process	541	1,639
Finished products, parts and supplies	21,069	28,022
Total	$21,885	$30,762

Property and Equipment and Related Depreciation – Property and equipment (including major renewals and improvements) are recorded at cost. Depreciation is provided using the straight-line method. Depreciation expense was $17,035,000, $20,121,000 and $21,721,000 in fiscal 2002, 2001 and 2000, respectively. The lives used for the more significant items within each property classification are as follows:

	Years
Buildings	15 - 35
Machinery and equipment	3 - 10

Intangible Assets – Intangible assets consist of goodwill related to acquisitions, purchased technical manuals and other assets which are being amortized over their estimated economic lives which range from 10 to 35 years. Amortization expense for intangible assets was $1,125,000, $1,216,000 and $1,295,000 for 2002, 2001 and 2000, respectively.

Investments – During 2002, 2001 and 2000, the Company, through its wholly owned subsidiary Layne Christensen Australia Pty Limited ("Layne Australia"), owned certain common stock of publicly traded companies on the Australian Stock Exchange. The Company classified these investments as available-for-sale. The noncurrent investments have a cost basis of $188,000 and $3,723,000 and are reported at their fair values of approximately $107,000 and $514,000 at January 31, 2002 and 2001, respectively. The gross unrealized losses of $81,000 and $3,209,000, net of taxes of $36,000 and $1,284,000 at January 31, 2002 and 2001, respectively, have been recorded as a component of accumulated other comprehensive loss.

In 2002, the Company, through its wholly owned subsidiary Layne Australia, sold its investment in Ausdrill Limited, a publicly traded company on the Australian Stock Exchange. The investment was classified as available-for-sale and had a cost basis of $3,535,000. The Company recorded a loss on the sale of approximately $3,329,000 in Other, net in the 2002 Consolidated Statements of Income and removed the related net of tax loss of $1,880,000 from accumulated other comprehensive loss in the Consolidated Statements of Stockholders' Equity.

Impairment of Long-Lived Assets – At each balance sheet date, a determination is made by management as to whether the value of long-lived assets, including intangible assets and assets to be disposed of, has been impaired. The determination is based on several criteria, including, but not limited to, revenue trends, undiscounted operating cash flows and other operating factors.

Accrued Insurance Expense – Costs estimated to be incurred in the future for employee medical benefits and casualty insurance programs resulting from claims which have been incurred are accrued currently. Under the terms of the Company's agreement with the various insurance carriers administering these claims, the Company is not required to remit the total premium until the claims are actually paid by the insurance companies (see Note 10).

Fair Value of Financial Instruments – The carrying amounts of financial instruments including cash and cash equivalents, customer receivables and accounts payable approximate fair value at January 31, 2002 and 2001, because of the relatively short maturity of those instruments. Investments in equity securities are carried at quoted market values. See Note 8 for disclosure regarding the fair value of indebtedness of the Company.

Consolidated Statements of Cash Flows – Highly liquid investments with a remaining maturity of three months or less at the time of purchase are considered cash equivalents.

The amounts paid for income taxes and interest are as follows:

(in thousands)	2002	2001	2000
Income taxes	$3,471	$ 582	$ –
Interest	4,092	5,632	4,892

Supplemental Noncash Transactions – In 2001 and 2000, the Company issued 1,181 and 5,845 shares of common stock, respectively, and 42,532 and 39,812 stock options, respectively, related to 2000 and 1999 compensation awards. In 2002, the Company did not issue shares of common stock or stock options related to compensation awards.

Income Taxes – Income taxes are provided using the asset/liability method, in which deferred taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities (see Note 5).

Earnings Per Share – Earnings per common share are based upon the weighted average number of common and dilutive equivalent shares outstanding. Options to purchase common stock are included based on the treasury stock method for dilutive earnings per share except when their effect is antidilutive.

Stock-Based Compensation – Stock-based compensation may be accounted for either based on the estimated fair value of the awards at the date they are granted (the "SFAS 123 Method") or based on the difference, if any, between the market price of the stock at the date of grant and the amount the employee must pay to acquire the stock (the "APB 25 Method"). The Company uses the APB 25 Method to account for its stock-based compensation programs (see Note 9). Pro forma net income (loss) for 2002, 2001 and 2000, determined as if the SFAS 123 Method had been applied, would have been $155,000, ($6,687,000) and ($8,582,000), respectively. Basic and diluted earnings (loss) per share would have been $0.01 for 2002, ($0.57) for 2001 and ($0.74) for 2000.

Other Comprehensive Loss – Accumulated balances of Other Comprehensive Loss are as follows:

(in thousands)	Cumulative Translation Adjustment	Unrealized Loss on Investments	Unrecognized Pension Liability	Accumulated Other Comprehensive Loss
Balance, February 1, 2000	$ (4,561)	$(1,177)	$ –	$ (5,738)
Period change	(6,054)	(748)	(373)	(7,175)
Balance, January 31, 2001	(10,615)	(1,925)	(373)	(12,913)
Period change	(377)	1,880	(617)	886
Balance, January 31, 2002	$(10,992)	$ (45)	$(990)	$(12,027)

Reclassifications – Certain 2001 and 2000 amounts have been reclassified to conform with the 2002 presentation.

2. ACQUISITIONS

On September 25, 2001, the Company acquired the remaining 50% ownership in West African Drilling Services ("WADS") from its joint venture partner, Ausdrill Limited ("Ausdrill"), effective June 30, 2001. The Company issued a 25-month, noninterest-bearing promissory note for $2,500,000 and surrendered, by way of an Ausdrill share repurchase agreement, the 6,014,615 shares of Ausdrill that the Company owned. The promissory note is included in other accrued expenses and other long-term liabilities in the Consolidated Balance Sheets. The shares had a fair value of approximately $206,000. The acquisition has been accounted for using the purchase method of accounting. Had this acquisition taken place as of February 1, 2001, pro forma operating results would not have been significantly different from those reported.

On June 1, 1999, the Company acquired the outstanding stock of Toledo Oil and Gas Service, Inc., an oil and gas services company based in Broussard, Louisiana, for $169,000 cash and $387,000 in common stock. The acquisition has been accounted for using the purchase method of accounting and the operations of Toledo Oil and Gas Service, Inc. have been included from the date of acquisition.

On June 4, 1999, the Company purchased certain assets of Vibration Technology, an oil and gas services company based in Shreveport, Louisiana, for $253,000 in cash. The acquisition has been accounted for using the purchase method of accounting.

On August 26, 1999, the Company, through its wholly owned subsidiary Layne Christensen Canada Limited ("Layne Canada"), purchased substantially all of the assets of Basal Drilling, Inc., based in Alberta, Canada, for $469,000 in cash and issuance of a one-year promissory note for $270,000. Basal Drilling is a multi-services drilling company. The acquisition has been accounted for using the purchase method of accounting.

Had the acquisitions in fiscal 2000 taken place as of February 1, 1999, pro forma operating results would not have been significantly different from those reported.

The above acquisitions had the following effect on the Company's consolidated financial position:

(in thousands)	2002	2001
Property and equipment	$(3,906)	$1,328
Working capital	(1,389)	(396)
Intangible and other assets	(548)	420
Noncurrent and deferred liabilities	5,843	(461)
Total purchase price, net of cash acquired	$ –	$ 891

3. INVESTMENTS IN FOREIGN AFFILIATES

The Company's investments in foreign affiliates are carried at the Company's equity in the underlying net assets plus an additional $4,753,000 as a result of purchase accounting. This additional amount is being amortized over the remaining useful lives of the applicable underlying assets ranging from 20 to 35 years. Accumulated amortization at January 31, 2002 and 2001, was $779,000 and $649,000, respectively. These affiliates, which generally are engaged in mineral exploration drilling and the manufacture and supply of drilling equipment, parts and supplies, are as follows:

	Percentage Owned
Christensen Chile, S.A. (Chile)	49.99%
Christensen Commercial, S.A. (Chile)	50.00%
Geotec Boyles Bros., S.A. (Chile)	49.75%
Boyles Bros. Diamantina, S.A. (Peru)	29.49%
Christensen Commercial, S.A. (Peru)	50.00%
Geotec, S.A. (Peru)	35.38%
Boytec, S.A. (Panama)	49.99%
Technidrill, Ltd. (France)	49.00%
Christensen Boyles GmbH (Germany)	33.35%
Plantel Industrial S.A. (Chile)	50.00%
Boytec Sondajes de Mexico, S.A. de C.V. (Mexico)	49.99%
Geoductos Chile, S.A. (Chile)	50.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Financial information from foreign affiliates is reported with a one-month lag in the reporting period. Summarized financial information of the Company's foreign affiliates, as of January 31, 2002, 2001 and 2000, and for the years then ended, was as follows:

(in thousands)	2002	2001	2000
Total assets	$51,146	$60,526	$57,645
Total liabilities	13,442	21,741	17,932
Revenues	61,720	66,217	51,552
Gross profit	8,401	10,423	6,094
Operating income	3,905	5,393	1,282
Net income	1,988	2,392	152

The Company has transactions and balances with foreign affiliates which resulted in the following amounts being included in the Consolidated Financial Statements as of January 31, 2002, 2001 and 2000, and for the years then ended:

(in thousands)	2002	2001	2000
Accounts receivable	$ 282	$1,563	$ 566
Notes receivable	–	149	1,333
Revenues	2,691	3,231	1,374

Undistributed equity in earnings of foreign affiliates totaled $3,925,000, $3,904,000 and $4,043,000 as of January 31, 2002, 2001 and 2000, respectively.

4. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

(in thousands)	2002	2001
Costs incurred on uncompleted contracts	$ 81,057	$ 99,810
Estimated earnings	36,178	40,972
	117,235	140,782
Less: Billings to date	113,742	141,201
	$ 3,493	$ (419)
Included in accompanying balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 11,912	$ 10,371
Billings in excess of costs and estimated earnings on uncompleted contracts	(8,419)	(10,790)
	$ 3,493	$ (419)

The Company generally does not bill contract retainage amounts until the contract is completed. The Company bills its customers based on specific contract terms. Substantially all billed amounts are collectible within one year.

5. INCOME TAXES

Income (loss) before income taxes is as follows:

(in thousands)	2002	2001	2000
Domestic	$ 14,303	$ 5,570	$ 4,825
Foreign	(11,023)	(11,232)	(12,235)
	$ 3,280	$ (5,662)	$ (7,410)

Components of income tax expense are:

(in thousands)	2002	2001	2000
Currently due:			
U.S. federal	$ 462	$ 192	$ (118)
State and local	263	236	(188)
Foreign	1,644	1,344	1,017
	2,369	1,772	711
Deferred:			
U.S. federal	(896)	2,531	672
State and local	(230)	(193)	79
Foreign	889	(3,728)	(1,462)
	(237)	(1,390)	(711)
	$2,132	$ 382	$ –

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Deferred income taxes result from temporary differences between the financial statement and tax bases of the Company's assets and liabilities. The sources of these differences and their cumulative tax effects are:

	2002			2001		
(in thousands)	Assets	Liabilities	Total	Assets	Liabilities	Total
Contract income	$ 2,846	–	$ 2,846	$ 3,415	–	$ 3,415
Accrued insurance expense	1,271	–	1,271	1,605	–	1,605
Employee compensation	1,125	–	1,125	1,266	–	1,266
Bad debts	1,215	–	1,215	1,323	–	1,323
Inventory	1,825	$ (1,293)	532	1,332	$ (1,401)	(69)
Other accrued expenses	3,865	(673)	3,192	5,262	(460)	4,802
Current	12,147	(1,966)	10,181	14,203	(1,861)	12,342
Accelerated depreciation	281	(5,445)	(5,164)	173	(6,524)	(6,351)
Cumulative translation adjustment	6,939	–	6,939	6,648	–	6,648
Accrued insurance expense	2,620	–	2,620	2,322	–	2,322
Unrealized loss on investments	36	–	36	1,284	–	1,284
Employee compensation	1,041	(618)	423	732	(130)	602
Other	1,783	(2,367)	(584)	1,609	(3,491)	(1,882)
Noncurrent	12,700	(8,430)	4,270	12,768	(10,145)	2,623
	$24,847	$(10,396)	$14,451	$26,971	$(12,006)	$14,965

The Company has several Australian and African subsidiaries which have generated tax losses. The majority of these losses have been utilized to reduce the Company's U.S. federal and state income tax expense.

At January 31, 2002, undistributed earnings of foreign subsidiaries and foreign affiliates included $13,331,000 for which no U.S. federal income or foreign withholding taxes have been provided. These earnings, which are considered to be invested indefinitely, would become subject to income tax if they were remitted as dividends or if the Company were to sell its stock in the affiliates or subsidiaries. It is not practicable to determine the amount of income or withholding tax that would be payable upon remittance of these earnings.

A reconciliation of the total income tax expense to the statutory federal rate is as follows:

	2002		2001		2000	
(in thousands)	Amount	Effective Rate	Amount	Effective Rate	Amount	Effective Rate
Income tax at statutory rate	$1,115	34.0 %	$(1,925)	34.0 %	$(2,519)	34.0 %
State income tax, net of federal income tax benefit	22	0.7	28	(0.5)	(71)	1.0
Difference in tax expense resulting from:						
Nondeductible expenses	420	12.8	465	(8.2)	448	(6.0)
Unremitted income of foreign affiliates	(53)	(1.6)	3	(0.0)	9	(0.1)
Taxes on foreign operations	484	14.7	1,752	(30.9)	1,825	(24.6)
Other, net	144	4.4	59	(1.1)	308	(4.3)
	$2,132	65.0 %	$ 382	(6.7)%	$ –	– %

6. LEASES

Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year from January 31, 2002, are as follows:

(in thousands)	
2003	$5,431
2004	4,423
2005	2,552
2006	1,639
2007	1,001

Operating leases are primarily for automobiles, light trucks, and office and shop facilities. Rent expense under operating leases (including insignificant amounts of contingent rental payments) was $6,475,000, $5,972,000 and $5,163,000 in 2002, 2001 and 2000, respectively.

7. EMPLOYEE BENEFIT PLANS

The Company sponsors a pension plan covering certain hourly employees not covered by union-sponsored, multiemployer plans. Benefits are computed based mainly on years of service. The Company makes annual contributions to the plan substantially equal to the amounts required to maintain the qualified status of the plans. Contributions are intended to provide for benefits related to past and current service with the Company. Assets of the plan consist primarily of stocks, bonds and government securities.

The following table sets forth the plan's funded status as of December 31, 2001 and 2000 (the measurement dates), and the amounts recognized in the Company's Consolidated Balance Sheets at January 31, 2002 and 2001:

(in thousands)	2002	2001
Benefit obligation at beginning of year	$ 5,411	$5,036
Service cost	163	141
Interest cost	391	404
Actuarial loss	295	247
Benefits paid	(339)	(417)
Benefit obligation at end of year	5,921	5,411
Fair value of plan assets at beginning of year	5,037	5,293
Actual return on plan assets	(297)	(12)
Employer contribution	448	173
Benefits paid	(339)	(417)
Fair value of plan assets at end of year	4,849	5,037
Funded status	(1,072)	(374)
Unrecognized actuarial loss	1,614	607
Unrecognized prior services cost	40	51
Net amount recognized	$ 582	$ 284

Amounts recognized in the Company's Consolidated Balance Sheets at January 31, 2002 and 2001, consist of:

(in thousands)	2002	2001
Prepaid benefit cost	$ 582	$ 284
Accrued benefit liability	(1,654)	(658)
Intangible asset	40	51
Accumulated other comprehensive loss	1,614	607
Net amount recognized	$ 582	$ 284

Net periodic pension cost for 2002, 2001 and 2000 includes the following components:

(in thousands)	2002	2001	2000
Service cost	$ 163	$ 141	$ 181
Interest cost	391	404	388
Expected return on assets	(398)	(371)	(346)
Net amortization	(7)	3	96
Net periodic pension cost	$ 149	$ 177	$ 319

The Company has recognized the full amount of its actuarially determined pension liability and the related intangible asset. The unrecognized pension cost has been recorded as a charge to consolidated stockholders' equity after giving effect to the related future tax benefit.

The projected benefit obligation for 2002, 2001 and 2000 was computed using a discount rate of 7.25%, 7.75% and 8.0%, respectively, and an estimated long-term rate of return on assets of 8.75%. Benefit level assumptions for 2002, 2001 and 2000 are based on fixed amounts per year of credited service.

The Company also participates in a number of defined benefit, multiemployer plans. These plans are union-sponsored, and the Company makes contributions equal to the amounts accrued for pension expense. Total union pension expense for these plans was $1,285,000, $1,236,000 and $992,000 in 2002, 2001 and 2000, respectively. Information regarding assets and accumulated benefits of these plans has not been made available to the Company.

The Company's salaried and certain hourly employees participate in Company-sponsored, defined contribution plans. Company contributions are determined annually at the discretion of the Board of Directors of the Company. Total expense for the Company's portion of these plans was $1,205,000, $1,178,000 and $791,000 in 2002, 2001 and 2000, respectively.

Effective January 1, 2000, the Company increased its matching contribution to certain plans to 100% of the employees' deferral contributions that do not exceed 3% of compensation and 50% of the employees' deferral contributions that exceed 3% but do not exceed 5% of compensation (for a maximum matching contribution of 4%). Previously, the maximum matching contribution allowed under the plans was 3%. The Company reserves the right to amend or terminate the plans, but the Company cannot recover contributions already paid.

8. INDEBTEDNESS

During July 1997, contemporaneously with the acquisition of Stanley Mining Services ("Stanley Acquisition"), an Australian- and African-based drilling contractor, the Company amended its existing credit agreement to provide a reducing revolving credit facility ("Credit Agreement"). As of January 31, 2002, the commitment under the Credit Agreement had been reduced to $57,000,000, less any outstanding letter of credit commitments ($20,000,000 sublimit). The Credit Agreement was used to finance the Stanley Acquisition and refinance the Company's existing indebtedness under a $30,000,000 credit facility, and is available for working capital and capital expenditures and for other general corporate purposes. As of January 31, 2002, letters of credit in an aggregate amount of $4,780,000 had been issued on behalf of the Company. The Credit Agreement will terminate in July 2002 and any borrowings thereunder will mature at that time. Layne Australia is eligible to draw down up to $15,000,000 under the Credit Agreement. The Credit Agreement provides for guarantees by certain of the Company's domestic subsidiaries and contains certain covenants including restrictions on the incurrence of additional indebtedness and liens, payment of dividends, sale of assets or other dispositions, transactions with affiliates, mandatory prepayments based on the proceeds from the sale of assets and debt and equity securities and certain financial maintenance covenants, including among others, minimum interest coverage and maximum leverage ratios. The Credit Agreement provides for interest at variable rates equal to (i) for loans in Australian dollars, an Australian Bill rate plus 1.00% to 1.75% (depending upon debt to capitalization ratios), or (ii) for loans in U.S. dollars, at the Company's option, a Eurodollar rate plus 1.00% to 1.75% (depending upon debt to capitalization ratios), or an alternate reference rate as defined in the Credit Agreement. As of January 31, 2002, outstanding borrowings under the Credit Agreement were $16,500,000, at an average interest rate of 3.381%. The variable interest rates on the outstanding balance approximate the current market rates.

Maximum borrowings outstanding under the Company's then-existing credit agreements during 2002, 2001 and 2000 were $47,000,000, $53,000,000 and $44,000,000, respectively, and the average outstanding borrowings were $33,292,000, $47,708,000 and $40,583,000, respectively. The weighted average interest rates were 7.0%, 9.0% and 7.0%, respectively.

During March 1996, the Company completed the private placement of an unsecured note agreement (subsequently amended) for $25,000,000 ("Senior Notes"). The Senior Notes bear a fixed interest rate of 6.75% and will be due March 15, 2006, with annual installments of $3,571,000 which began March 15, 2000. As of January 31, 2002 and 2001, such interest rate approximates market for similar securities. Financial guarantees and covenants are similar to those in the Credit Agreement.

Loan costs incurred for securing long-term financing are amortized over the term of the respective loan agreement. Amortization of these costs for 2002, 2001 and 2000 was $312,000, $351,000 and $221,000, respectively. Amortization of loan costs is included in interest expense in the Consolidated Statements of Income.

In July 2001, outstanding borrowings under the Credit Agreement were reclassified as current liabilities as the agreement will expire within 12 months. The Company intends to negotiate a new credit agreement prior to that time. Debt outstanding as of January 31, 2002 and 2001, was as follows:

(in thousands)	2002	2001
Current maturities of long-term debt:		
Senior notes	$ 3,571	$ 3,571
Revolving credit facility	16,500	–
Total current maturities of long-term debt	20,071	3,571
Long-term debt:		
Senior notes	14,286	17,857
Revolving credit facility	–	40,500
Total long-term debt	14,286	58,357
Total debt	$34,357	$61,928

As of January 31, 2002, debt outstanding will mature as follows:

(in thousands)	
2003	$20,071
2004	3,571
2005	3,571
2006	3,571
2007	3,573
Thereafter	–

9. STOCK AND STOCK OPTION PLANS

In October 1998, the Company adopted a Rights Agreement whereby the Company has authorized and declared a dividend of one preferred share purchase right ("Right") for each outstanding common share of the Company. Subject to limited exceptions, the Rights are exercisable if a person or group acquires or announces a tender offer for 25% or more of the Company's common stock. Each Right will entitle shareholders to buy one one-hundredth of a share of a newly created Series A Junior Participating Preferred Stock of the Company at an exercise price of $45.00. The Company is entitled to redeem the Right at $.01 per Right at any time before a person has acquired 25% or more of the Company's outstanding common stock. The Rights expire 10 years from the date of grant.

The Company has reserved 500,000 shares of common stock for issuance under Employee Incentive Compensation Plans. Issuance of shares under the Plans is based on performance as determined annually by a committee appointed by the Company's Board of Directors. During 2001 and 2000, 1,181 and 5,845 shares, respectively, were issued at $4.66 and $5.50 per share, respectively.

The Company also has two stock option plans which provide for the granting of options to purchase up to an aggregate of 1,900,000 shares of common stock at a price fixed by the Board of Directors or a committee.

Significant option groups outstanding at January 31, 2002, and related weighted average price and life information follows:

Grant Date	Options Outstanding	Options Exercisable	Average Exercise Price	Remaining Life (Years)
8/92	72,164	72,164	$ 0.882	–
8/92	58,317	58,317	7.000	–
12/93	258,317	258,317	6.420	2
5/94	39,000	39,000	6.375	2
2/96	135,500	135,500	10.500	4
4/97	10,998	8,798	11.400	5
2/98	227,500	182,000	14.000	6
4/98	18,226	10,936	10.290	6
4/99	342,039	167,279	5.140	7
7/99	5,000	2,500	6.063	7
2/00	35,000	17,500	5.500	8
4/00	38,107	7,621	3.495	8
8/00	10,000	2,500	5.125	8
9/00	75,000	18,750	4.000	3
5/01	55,000	–	7.105	10

All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The options have terms of five to 10 years from the date of grant and vest ratably over periods of four to five years. For purposes of pro forma disclosure, the weighted average fair value at the date of grant for options granted during 2002, 2001 and 2000 were $4.16, $2.21 and $3.95 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model. The fair values are based on an expected life in years equal to the full option term, no dividend yield and the following weighted average assumptions:

	2002	2001	2000
Interest rate	4.9%	5.0%	6.5%
Volatility	38%	39%	59%

	Shares Under Option		Shares Exercisable	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Stock Option Activity Summary:				
Outstanding, February 1, 1999	991,646	$ 9.391	626,460	$7.344
Granted	454,187	5.111	–	
Canceled	(112,235)	10.395	(16,335)	
Vested	–	–	99,300	
Outstanding, January 31, 2000	1,333,598	7.862	709,425	7.858
Granted	167,532	4.286	–	
Canceled	(158,401)	7.157	(73,033)	
Vested	–	–	175,834	
Outstanding, January 31, 2001	1,342,729	7.352	812,226	7.862
Granted	55,000	7.105	–	
Canceled	(17,561)	6.069	(3,027)	
Vested	–	–	171,983	
Outstanding, January 31, 2002	1,380,168	$ 7.358	981,182	$7.780

10. CONTINGENCIES

The Company's drilling activities involve certain operating hazards that can result in personal injury or loss of life, damage and destruction of property and equipment, damage to the surrounding areas, release of hazardous substances or wastes and other damage to the environment, interruption or suspension of drill site operations and loss of revenues and future business. The magnitude of these operating risks is amplified when the Company, as is frequently the case, conducts a project on a fixed-price, "turnkey" basis where the Company delegates certain functions to subcontractors but remains responsible to the customer for the subcontracted work. In addition, the Company is exposed to potential liability under foreign, federal, state and local laws and regulations, contractual indemnification agreements or otherwise in connection with its provision of services and products. Litigation arising from any such occurrences may result in the Company being named as a defendant in lawsuits asserting large claims. Although the Company maintains insurance protection that it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all claims or hazards to which the Company may be subject or that the Company will be able to continue to obtain such insurance protection. A successful claim or damage resulting from a hazard for which the Company is not fully insured could have a material adverse effect on the Company. In addition, the Company does not maintain political risk insurance or business interruption insurance with respect to its foreign operations.

The Company is involved in various matters of litigation, claims and disputes which have arisen in the ordinary course of the Company's business. While the resolution of any of these matters may have an impact on the financial results for the period in which the matter is resolved, the Company believes that the ultimate disposition of these matters will not, in the aggregate, have a material adverse effect upon its business or consolidated financial position, results of operations or cash flows.

11. OPERATING SEGMENTS AND FOREIGN OPERATIONS

Financial information for the Company's operating segments is presented below. Intersegment revenues are accounted for based on the fair market value of the products sold or services provided. The Corporate operating loss consists of unallocated corporate expenses, primarily general and administrative functions and incentive compensation. Corporate assets are all assets of the Company not directly associated with an operating segment, and consist primarily of cash, deferred income taxes and investments in foreign affiliates (see Note 3).

REVENUES

(in thousands)	2002	2001	2000
Water resources	$175,492	$170,204	$160,956
Mineral exploration	57,945	66,153	64,744
Geoconstruction services	27,006	38,010	33,103
Energy services and production	27,011	21,232	8,889
Products and other	29,823	28,164	23,511
Intersegment products and supply revenues	(8,889)	(9,770)	(9,758)
Total revenues	$308,388	$313,993	$281,445

OPERATING INCOME (LOSS)

(in thousands)	2002	2001	2000
Water resources	$ 23,675	$ 15,857	$10,984
Mineral exploration	(5,653)	(9,149)	(5,479)
Geoconstruction services	1,047	5,932	1,333
Energy services and production	1,013	(2,288)	(1,326)
Products and other	(1,908)	(679)	(2,879)
Corporate	(12,074)	(11,052)	(5,090)
Total operating income (loss)	$ 6,100	$ (1,379)	$ (2,457)

TOTAL ASSETS

(in thousands)	2002	2001	2000
Water resources	$ 60,802	$ 63,888	$ 69,336
Mineral exploration	76,020	83,368	101,337
Geoconstruction services	18,274	23,008	18,631
Energy services and production	11,352	13,083	9,875
Products and other	14,165	22,686	20,170
Corporate	21,729	27,835	25,986
Total assets	$202,342	$233,868	$245,335

CAPITAL EXPENDITURES

(in thousands)	2002	2001	2000
Water resources	$ 2,967	$ 4,245	$ 3,922
Mineral exploration	5,263	5,144	5,907
Geoconstruction services	986	2,275	1,297
Energy services and production	1,611	2,373	1,440
Products and other	29	99	105
Corporate	349	166	145
Total	$11,205	$14,302	$12,816

DEPRECIATION AND AMORTIZATION

(in thousands)	2002	2001	2000
Water resources	$ 5,260	$ 5,882	$ 6,836
Mineral exploration	8,731	11,273	12,711
Geoconstruction services	2,127	2,015	1,659
Energy services and production	1,665	1,437	934
Products and other	240	563	732
Corporate	137	167	144
Total	$18,160	$21,337	$23,016

GEOGRAPHIC INFORMATION

(in thousands)	2002	2001	2000
Revenues			
North America	$262,485	$269,468	$239,419
Africa/Australia	41,390	38,583	37,193
Other foreign	4,513	5,942	4,833
Total revenues	$308,388	$313,993	$281,445

Of the Products and other sales to unaffiliated customers, approximately $640,000, $1,884,000 and $2,117,000 in 2002, 2001 and 2000, respectively, were export sales, principally to Latin America.

On August 8, 2001, the Company signed a definitive agreement to sell its Christensen Products business to a subsidiary of Atlas Copco. The Company received $8,165,000 in the third quarter and recorded a gain on the sale of $3,991,000. The gain is recorded in Other, net in the Company's Consolidated Statements of Income. As part of the definitive agreement, the Company agreed to repurchase certain inventory items that remain unsold by Atlas Copco as of August 8, 2002. The repurchase obligation of approximately $1,600,000 was recorded in connection with the sale. Approximately $1,800,000 in additional cash was received on February 1, 2002, upon the sale of certain assets and inventory at book value. After the Christensen Products plant is closed during the first quarter of fiscal 2003, the Company intends to sell the land and building which has a net book value of $3,378,000 at January 31, 2002.

Products and other segment revenues for the years ended January 31, 2002, 2001 and 2000, respectively, include $13,531,000, $12,280,000 and $9,672,000 of revenue from Christensen Products. Intersegment revenues for the year ended January 31, 2002, 2001 and 2000, respectively, include $5,282,000, $5,912,000 and $5,341,000 from Christensen Products. Products and other segment operating loss for the year ended January 31, 2002, 2001 and 2000, respectively, includes ($1,745,000), ($723,000) and ($1,979,000) from Christensen Products.

Operating income for 2002, 2001 and 2000, respectively, includes $53,000, $2,313,000 and $177,000 of expenses related to the Company's oil and gas exploration activities in the Gulf of Mexico region of the United States.

12. NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations;" SFAS No. 142, "Goodwill and Other Intangible Assets;" SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 141 is effective for all business combinations after July 1, 2001, and was applied to the Company's acquisition of the remaining 50% of WADS (see Note 2). SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill should be amortized over their useful lives. SFAS No. 142 is effective for the Company's fiscal year beginning February 1, 2002. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. SFAS No. 143 is effective for the Company's fiscal year beginning February 1, 2003. SFAS No. 144 supercedes SFAS No. 121 and establishes accounting standards for long-lived assets to be disposed of. SFAS No. 144 is effective for the Company's fiscal year beginning February 1, 2002. Management is currently assessing the impact SFAS Nos. 143 and 144 will have on the Company's results of operations, but does not expect a material effect. The adoption of SFAS No. 142 will result in the Company ceasing to amortize goodwill, the expense of which totaled $1,125,000 in 2002. Management is currently assessing the additional impact of adoption of SFAS No. 142.

13. QUARTERLY RESULTS (UNAUDITED)

Unaudited quarterly financial data are as follows:

(in thousands, except per share data)

2002	First	Second	Third	Fourth
Revenues	$79,832	$80,114	$76,217	$72,225
Gross profit	20,896	21,643	21,537	19,861
Net income (loss)	162	639	698	(421)
Basic and diluted income (loss) per share	0.01	0.05	0.06	(0.04)

(in thousands, except per share data)

2001	First	Second	Third	Fourth
Revenues	$75,546	$76,800	$82,475	$79,172
Gross profit	18,092	19,660	20,803	20,160
Net income (loss)	(2,942)	(1,508)	156	(1,632)
Basic and diluted income (loss) per share	(0.25)	(0.13)	0.01	(0.14)

DIRECTORS AND EXECUTIVE OFFICERS

Robert J. Dineen
Chairman of the Board and Director

Sheldon R. Erikson
Director – Chairman, President and Chief Executive Officer of Cooper Cameron Corporation

Todd A. Fisher
Director – Member of KKR & Co. L.L.C., the general partner of Kohlberg Kravis Roberts & Co., L.P., an investment firm

Edward A. Gilhuly
Director – Member of KKR & Co. L.L.C., the general partner of Kohlberg Kravis Roberts & Co., L.P., an investment firm

Donald K. Miller
Director – Chairman of Axiom International Investors, LLC, an international equity asset management firm

Andrew B. Schmitt
President, Chief Executive Officer and Director

H. Edward Coleman
Executive Vice President

Norman E. Mehlhorn
Executive Vice President

Gregory F. Aluce
Senior Vice President

Eric R. Despain
Senior Vice President

Steven F. Crooke
Vice President – General Counsel and Secretary

Jerry W. Fanska
Vice President – Finance and Treasurer

ANNUAL STOCKHOLDERS MEETING

The Annual Stockholders Meeting will be held on May 30, 2002, at Layne Christensen Company, Corporate Headquarters, 1900 Shawnee Mission Parkway, Mission Woods, Kansas.

REGISTRAR AND TRANSFER AGENT

National City Bank
Cleveland, Ohio

FORM 10-K NOTICE

Stockholders, analysts or potential investors desiring a copy of the Annual Report on Form 10-K of Layne Christensen Company, as filed with the Securities and Exchange Commission, may make their requests in writing to the Assistant Secretary, at the address of the Company.

STOCKHOLDER INTERESTS

The Company's common stock is traded in the over-the-counter market through the NASDAQ National Market System under the symbol LAYN. The stock has been traded in this market since the Company became a publicly held company on August 20, 1992. The following table sets forth the range of high and low sales prices of the Company's stock by quarter for fiscal 2002 and 2001, as reported by the NASDAQ National Market System. These quotations represent prices between dealers and do not include retail mark-up, mark-down or commissions.

FISCAL YEAR 2002

	High	Low
First Quarter	$7.50	$4.00
Second Quarter	8.88	6.15
Third Quarter	8.60	7.10
Fourth Quarter	8.30	7.35

FISCAL YEAR 2001

	High	Low
First Quarter	$6.13	$3.88
Second Quarter	5.63	3.56
Third Quarter	5.63	3.69
Fourth Quarter	4.88	3.00

At March 22, 2002, there were 134 owners of record of the Company's common stock.

The Company has not paid any cash dividends on its common stock. Moreover, the Board of Directors of the Company does not anticipate paying any cash dividends in the foreseeable future. The Company's future dividend policy will depend on a number of factors including future earnings, capital requirements, financial condition and prospects of the Company and such other factors as the Board of Directors may deem relevant, as well as restrictions under the Credit Agreement between the Company, various financial institutions and Bank of America National Trust and Savings Association as agent ("Credit Agreement"), the Note Agreement between the Company and Massachusetts Mutual Life Insurance Company and other restrictions which may exist under other credit arrangements existing from time to time. The Credit Agreement limits the cash dividends payable by the Company.

1900 Shawnee Mission Parkway
Mission Woods, KS 66205
Tel: 913.362.0510
www.laynechristensen.com